
January 28, 2014

Via Email
Mr. Lynn Amos
Chief Financial Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, North Carolina 28277

>   **Re: Polypore International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 29, 2012**
>   **Filed February 26, 2013**
>   **Form 10-Q for Fiscal Quarter Ended September 28, 2013**
>   **Filed November 5, 2013**
>   **File No. 1-32266**

Dear Mr. Amos:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Terence O'Brien
>
>   Terence O'Brien
>   Branch Chief